Filed Pursuant to Rule 424(b)(5)
Registration No. 333-168182

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Maximum Offering Price per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common stock, par value $0.01	11,500,000	$68.00	$782,000,000	$90,791

(1)	Includes 1,500,000 shares of Common Stock, par value $0.01 per share, that may be purchased by the underwriters upon the exercise of the underwriters’ overallotment option.

(2)	Calculated in accordance with Rule 457(r) of the Securities Act, as amended.

PROSPECTUS  SUPPLEMENT

(To prospectus dated July 16, 2010)

10,000,000 Shares

Common Stock

We are selling 9,170,000 shares of our common stock. The selling shareholders identified in this prospectus supplement are selling an additional 830,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling shareholders.

Our shares trade on the New York Stock Exchange under the symbol “CLR.” On March 3, 2011, the last sale price of our shares as reported on the New York Stock Exchange was $69.41 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page S-9 of this prospectus supplement.

	Per Share	Total
Public offering price	$68.00	$680,000,000
Underwriting discount	$2.55	$25,500,000
Proceeds, before expenses, to us	$65.45	$600,176,500
Proceeds, before expenses, to the selling shareholders	$65.45	$54,323,500

The underwriters may also purchase up to an additional 1,500,000 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about March 9, 2011.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan

Co-Managers

BBVA Securities	BNP PARIBAS	Capital One Southcoast	Howard Weil Incorporated
Jefferies	Mitsubishi UFJ Securities	Morgan Keegan	Piper Jaffray
RBS	Raymond James	Simmons & Company	UBS Investment Bank
International

The date of this prospectus supplement is March 3, 2011.

Continental Resources (CLR)
Proved Reserves[1]: 364.7 MMBoe
62% Crude Oil[1]
4Q10 Production[2]: 48,034 Boepd
North Region
Proved Reserves[1]: 255.6 MMBoe 70% of Total
4Q10 Production[2]: 37,623 Boepd 78% of Total
South Region
Proved Reserves[1]: 104.9 MMBoe 29% of Total
4Q10 Production[2]: 9,097 Boepd 19% of Total
East Region
Proved Reserves[1]: 4.2 MMBoe 1% of Total
4Q10 Production[2]: 1,314 Boepd 3% of Total

(1) Proved reserves are as of December 31, 2010.
(2) 4Q10 production represents average daily production for the quarter ended December 31, 2010.

Prospectus Supplement

Prospectus

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about securities we and the selling shareholders may offer from time to time. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, the information in this prospectus supplement controls. Before you invest in our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Incorporation by Reference” in this prospectus supplement and the accompanying prospectus.

We, the selling shareholders and the underwriters have not authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any “free writing prospectus” we may authorize to be delivered to you. We, the selling shareholders and the underwriters take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give to you. This prospectus supplement and the accompanying prospectus are not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where such offer or any sale would be unlawful. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement or the accompanying

S-i

prospectus, respectively, or any information that we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus supplement or the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of our business. You should pay special attention to the “Risk Factors” section on page S-9 of this prospectus supplement and on page 1 of the accompanying prospectus, as well as the risk factors included in “Item 1A. Risk Factors” of our 2010 Annual Report on Form 10-K and the other documents incorporated by reference, to determine whether an investment in our common stock is appropriate for you. The estimates of proved crude oil and natural gas reserves at December 31, 2010 included in this prospectus supplement and in the documents incorporated by reference are based primarily upon the report of Ryder Scott Company, L.P., independent petroleum engineers. Unless otherwise indicated, the information contained in this prospectus supplement assumes that the underwriters’ overallotment option is not exercised.

The information in this prospectus supplement, including information in documents incorporated by reference, includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact included or incorporated by reference in this prospectus supplement, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward looking statements. See “Cautionary Statement Regarding Forward Looking Statements” on page 1 of the accompanying prospectus.

As used in this prospectus supplement, “we,” “us,” “our” and similar terms mean Continental Resources, Inc. and its subsidiary, unless the context indicates otherwise.

Continental Resources, Inc.

Our Business

We are an independent crude oil and natural gas exploration and production company with operations in the North, South and East regions of the United States. The North region includes North Dakota Bakken, Montana Bakken, the Red River units and the Niobrara play in Colorado and Wyoming. The South region includes the Arkoma Woodford and Anadarko Woodford plays in Oklahoma. The East region contains properties east of the Mississippi river including the Illinois Basin and Michigan. We were originally formed in 1967 to explore for, develop and produce crude oil and natural gas properties. Through 1993, our activities and growth remained focused primarily in Oklahoma. In 1993, we expanded our activity into the North region. Approximately 70% of our estimated proved reserves as of December 31, 2010 are located in the North region. We completed an initial public offering of our common stock in 2007, and our common stock trades on the New York Stock Exchange under the ticker symbol “CLR.”

As of December 31, 2010, our estimated proved reserves were 364.7 million barrels of oil equivalent (MMBoe), with estimated proved developed reserves of 140.4 MMBoe, or 38% of our total estimated proved reserves. Crude oil comprised 62% of our total estimated proved reserves as of December 31, 2010. For the year ended December 31, 2010, we generated crude oil and natural gas revenues of $948.5 million and operating cash flows of $653.2 million. For the year and quarter ended December 31, 2010, daily production averaged 43,318 barrels of oil equivalent (Boe) per day and 48,034 Boe per day, respectively, which represents growth of 16% and 27% as compared to the year and quarter ended December 31, 2009.

While we expect to maintain a geographically diverse portfolio of reserves, we intend to concentrate our future capital spending on our multi-year development inventory in the Bakken shale. We currently have approximately 670,000 net undeveloped acres in the Bakken shale. For 2011, we have allocated $1.1 billion, or 71%, of our drilling, workover and facilities capital budget to this acreage. See “Recent Events” below. Based on our recent operating results and test wells, we anticipate our Bakken shale acreage will provide us with significant future growth potential.

The following table provides a summary of selected operating and reserve information in our core operating areas, our emerging plays and our other crude oil and natural gas assets. Our reserve estimates as of December 31, 2010 are based primarily on a reserve report prepared by our independent reserve engineers, Ryder Scott Company, L.P. (“Ryder Scott”). In preparing its report, Ryder Scott evaluated properties representing approximately 94% of our PV-10 at December 31, 2010. Our technical staff evaluated properties representing the remaining 6% of our PV-10. Our estimated proved reserves and related future net revenues, PV-10 and Standardized Measure at December 31, 2010 were determined using the 12-month unweighted arithmetic average of the first-day-of-the-month commodity prices for the period January 2010 through December 2010, without giving effect to derivative transactions, and were held constant throughout the life of the properties. These prices were $79.43 per barrel (Bbl) for crude oil and $4.38 per one million British thermal units (MMBtu) for natural gas ($71.92 per Bbl for crude oil and $5.07 per thousand cubic feet (Mcf) for natural gas net of location and quality differentials).

	At December 31, 2010				Average daily production for fourth quarter 2010 (Boe per day)	Percent of Total	Annualized reserve/ production index (2)
	Proved reserves (MBoe)	Percent of total	PV-10 (1) (in thousands)	Net producing wells
North Region:
Bakken field
North Dakota Bakken	158,042	43.3%	$1,982,573	183	17,834	37.1%	24.3
Montana Bakken	40,032	11.0%	632,576	125	4,686	9.8%	23.4

Red River units
Cedar Hills	38,645	10.6%	981,143	129	10,862	22.6%	9.7
Other Red River units	15,449	4.2%	297,737	106	3,034	6.3%	14.0
Other	3,466	1.0%	54,798	220	1,207	2.5%	7.9

South Region:
Oklahoma Woodford
Anadarko Woodford	34,099	9.4%	204,930	13	1,705	3.6%	54.8
Arkoma Woodford	62,347	17.1%	271,749	53	4,403	9.2%	38.8
Other	8,495	2.3%	101,543	293	2,989	6.2%	7.8
East Region	4,137	1.1%	105,165	544	1,314	2.7%	8.6

Total	364,712	100.0%	$4,632,214	1,666	48,034	100.0%	20.8

(1)	PV-10 represents the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10%. PV-10 is not a financial measure calculated in accordance with generally accepted accounting principles (“GAAP”) and generally differs from Standardized Measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. The Standardized Measure at December 31, 2010 is $3.8 billion, a $0.8 billion difference from PV-10 because of the tax effect. Neither PV-10 nor Standardized Measure represents an estimate of the fair market value of our crude oil and natural gas properties. We and others in the crude oil and natural gas industry use PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific tax characteristics of such entities.

(2)	The Annualized Reserve/Production Index represents the number of years that estimated proved reserves would last assuming current production continued at the same rate. This index is calculated by dividing annualized fourth quarter 2010 production into the estimated proved reserve quantity at December 31, 2010.

The following is a summary of our changes in quantities of proved crude oil and natural gas reserves for the year ended December 31, 2010 in thousands of barrels of crude oil equivalents (MBoe):

MBoe	Year Ended December 31, 2010
Proved reserves beginning of year	257,293
Revisions of previous estimates (1)	27,629
Extensions, discoveries and other additions (2)	95,233
Production	(15,811)
Sales of minerals in place	—
Purchases of minerals in place	368

Proved reserves end of year	364,712

(1)	Revisions represent changes in previous reserves estimates, either upward or downward, resulting from new information normally obtained from development drilling and production history or resulting from a change in economic factors, such as commodity prices, operating costs, or development costs. Revisions for the year ended December 31, 2010 were due to better than anticipated production performance and higher average commodity prices throughout 2010 as compared to 2009.
(2)	These represent additions to proved reserves that result from (1) extension of the proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery and (2) discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. Extensions, discoveries and other additions for the year ended December 31, 2010 were primarily due to increases in proved reserves associated with our successful drilling activity in the Bakken field in North Dakota.

Recent Events

In February 2011, our Board of Directors approved an increase in our capital expenditures budget from $1.36 billion to $1.75 billion. The increase of $394 million will be primarily deployed on accelerated drilling in the Bakken shale ($244 million) and Anadarko Woodford shale ($115 million). Of the total $1.75 billion capital expenditures budget, $1.1 billion is budgeted for the Bakken shale and $345 million is budgeted for the Anadarko Woodford shale. This additional capital will position us for further acceleration of our growth plans.

Our Executive Offices

Our principal executive offices are located at 302 N. Independence, Enid, Oklahoma 73701, and our telephone number at that address is (580) 233-8955.

The Offering

Issuer	Continental Resources, Inc.

Common Stock Offered by Us	9,170,000 shares (1)

Common Stock Offered by the Selling Shareholders	830,000 shares

Common Stock Outstanding After this Offering	179,621,967 shares (2)

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $599.2 million, after deducting the underwriting discount and estimated offering expenses. We intend to use a portion of the net proceeds from the sale of shares of common stock by us to repay all amounts outstanding under our $750.0 million revolving credit facility, which had a balance of $155.0 million as of March 3, 2011. We intend to use the remaining net proceeds to us from this offering to accelerate our multi-year drilling program by funding our increased 2011 capital budget. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

New York Stock Exchange Symbol	CLR

Risk Factors	Investing in our common stock involves risks. See “Risk Factors” on page S-9 of this prospectus supplement and on page 1 of the accompanying prospectus for a discussion of factors you should consider before investing in our common stock.

(1)	10,670,000 shares of common stock if the underwriters exercise their overallotment option in full.
(2)	181,121,967 shares of common stock if the underwriters exercise their overallotment option in full. Calculated as of March 3, 2011 and excluding as of that date (1) an aggregate of 104,970 shares of common stock issuable upon the exercise of outstanding stock options, all of which were exercisable, with a weighted average exercise price of $0.71 per share, and (2) an aggregate of 2,955,033 shares of common stock available for issuance pursuant to our long-term incentive plan.

Summary Consolidated Financial Data

The following table presents our summary historical consolidated financial data for the periods and as of the dates indicated. The summary statement of income data for the years ended December 31, 2010, 2009 and 2008 and the summary balance sheet data as of December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements. The summary financial data presented below are qualified in their entirety by reference to, and should be read in conjunction with, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2010.

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Statement of Income:
Crude oil and natural gas sales	$948,524	$610,698	$939,906
Losses on derivative instruments, net (1)	(130,762)	(1,520)	(7,966)
Total revenues	839,065	626,211	960,490
Income from continuing operations	168,255	71,338	320,950
Net income	168,255	71,338	320,950

Other financial data:
Net cash provided by operations	$653,167	$372,986	$719,915
Net cash used in investing	(1,039,416)	(499,822)	(927,617)
Net cash provided by financing	379,943	135,829	204,170
EBITDAX (2)	810,877	450,648	757,708
Capital expenditures	1,237,189	433,991	988,593

Balance sheet data at period end:
Total assets	$3,591,785	$2,314,927	$2,215,879
Long-term debt, including current maturities	925,991	523,524	376,400
Shareholders’ equity	1,208,155	1,030,279	948,708

(1)	Derivative instruments are not accounted for as hedges and, therefore, realized and unrealized changes in fair value of the instruments are shown separately from crude oil and natural gas sales. The amounts above include unrealized non-cash mark-to-market losses on derivative instruments of $166.3 million and $2.1 million for the years ended December 31, 2010 and 2009, respectively. There were no unrealized gains or losses on derivative instruments for the year ended December 31, 2008.
(2)

EBITDAX represents earnings before interest expense, income taxes, depreciation, depletion, amortization and accretion, property impairments, exploration expenses, unrealized derivative gains and losses and non-cash equity compensation expense. EBITDAX is not a measure of net income or cash flows as determined by GAAP. Management believes EBITDAX is useful because it allows them to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at EBITDAX because those amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with GAAP or as an indicator of a company’s operating performance or liquidity. Certain items excluded from EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDAX. Our computations of EBITDAX may not be comparable to other similarly titled measures of other companies. We believe that EBITDAX is a widely followed measure of operating performance and may be used by investors to measure our ability to meet future debt service requirements, if any. Our revolving credit facility requires that we maintain a total funded debt to EBITDAX ratio of no greater than 3.75 to 1.0 on a rolling four-quarter basis. Our revolving credit facility defines EBITDAX consistently with the definition of EBITDAX utilized and presented by us. A reconciliation of net income to EBITDAX is provided below.

	Year Ended December, 31,
In thousands	2010	2009	2008
Net income	$168,255	$71,338	$320,950
Interest expense	53,147	23,232	12,188
Provision for income taxes	90,212	38,670	197,580
Depreciation, depletion, amortization and accretion	243,601	207,602	148,902
Property impairments	64,951	83,694	28,847
Exploration expenses	12,763	12,615	40,160
Unrealized losses on derivatives	166,257	2,089	—
Non-cash equity compensation	11,691	11,408	9,081

EBITDAX	$810,877	$450,648	$757,708

Summary Reserve, Production and Operating Data

The following table presents summary data with respect to our estimated net proved crude oil and natural gas reserves as of the dates indicated. Our reserve estimates as of December 31, 2010, 2009 and 2008 are based primarily on reserve reports prepared by Ryder Scott, independent reserve engineers. In preparing its reports, Ryder Scott evaluated properties representing approximately 94%, 90% and 83% of our PV-10 as of December 31, 2010, 2009 and 2008, respectively. Our technical staff evaluated our remaining properties. Our estimated proved reserves and related future net revenues, PV-10 and Standardized Measure at December 31, 2010 and 2009 were determined in accordance with the new reserve disclosure rules of the Securities and Exchange Commission (“SEC”) using the 12-month unweighted arithmetic average of the first-day-of-the-month commodity prices for the period January through December, without giving effect to derivative transactions, and were held constant throughout the life of the properties. Calculations of estimated proved reserves and related future net revenues, PV-10 and Standardized Measure at December 31, 2008 have been made in accordance with the rules and regulations of the SEC applicable during such year.

	Year Ended December 31,
	2010	2009	2008
Proved Reserves:
Crude oil (MBbls)	224,784	173,280	106,239
Natural gas (MMcf)	839,568	504,080	318,138
Crude oil equivalents (MBoe)	364,712	257,293	159,262
Proved developed reserves percentage	38%	44%	67%
PV-10 (in millions) (1)	$4,632	$2,246	$1,523
Standardized Measure (in millions) (2)	$3,785	$1,842	$1,277
Annualized reserve/production index (in years) (3)	20.8	18.7	12.1
Costs incurred (in thousands):
Property acquisition costs	$347,402	$74,490	$274,284
Exploration costs	289,175	96,440	235,263
Development costs	565,551	260,407	471,820

Total	$1,202,128	$431,337	$981,367

(1)	PV-10 represents the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development and abandonment costs, using prices and costs in effect at the determination date, before income taxes, and without giving effect to non-property-related expenses, discounted to a present value using an annual discount rate of 10%. PV-10 is a non-GAAP financial measure and generally differs from Standardized Measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. Neither PV-10 nor Standardized Measure represents an estimate of the fair market value of our crude oil and natural gas properties. We and others in the crude oil and natural gas industry use PV-10 as a measure to compare the relative size and value of estimated proved reserves held by companies without regard to the specific tax characteristics of such entities.
(2)	Standardized Measure represents discounted future net cash flows estimated by applying the 12-month unweighted arithmetic average of the first-day-of-the-month commodity prices for the period January to December for year-end 2010 and 2009 or year-end prices for 2008 to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the crude oil and natural gas properties. Future net cash inflows after income taxes are discounted using an annual discount rate of 10%.

(3)	The annualized reserve/production index represents the number of years that estimated proved reserves would last assuming current production continued at the same rate. This value is calculated by dividing annualized fourth quarter production for the respective year into the estimated proved reserve quantity at December 31 of such year.

The following table sets forth summary data with respect to our production results, average sales prices and operating costs on a historical basis for the periods presented:

	Year Ended December 31,
	2010	2009	2008

Production: (1)
Crude oil (MBbls)	11,820	10,022	9,147
Natural gas (MMcf)	23,943	21,606	17,151
Crude oil equivalents (MBoe)	15,811	13,623	12,006
Average sales prices: (2)
Crude oil ($/Bbl)	$70.69	$54.44	$88.87
Natural gas ($/Mcf)	4.49	3.22	6.90
Crude oil equivalents ($/Boe)	59.70	45.10	77.66
Average costs per Boe: (2)
Production expenses	$5.87	$6.89	$8.40
Production taxes and other expenses	4.82	3.37	4.84
Depreciation, depletion, amortization and accretion	15.33	15.34	12.30
General and administrative expenses	3.09	3.03	2.95

(1)	At various times, we have stored crude oil due to pipeline line fill requirements or because of low prices or we have sold crude oil from inventory. These actions result in differences between our produced and sold crude oil volumes. For the year 2010, crude oil sales volumes were 78 thousand barrels (MBbls) more than crude oil production. For the year 2009, crude oil sales volumes were 82 MBbls less than crude oil production. For the year 2008, crude oil sales volumes were 97 MBbls more than crude oil production.
(2)	Average sales prices and per unit expenses have been calculated using sales volumes and exclude any effect of derivative transactions.

RISK FACTORS

Before investing in our common stock, you should consider carefully all of the information about risks included in “Item 1A. Risk Factors” of our 2010 Annual Report on Form 10-K, as well as the other documents incorporated by reference, together with the other information contained in this prospectus supplement, the accompanying prospectus and any free writing prospectus prepared by or on behalf of us. If any of the risks actually were to occur, our business, financial condition, results of operations, cash flow and future prospects could be materially and adversely affected. In that case, the trading price of our securities, including our common stock, could decline and you could lose all or part of your investment.

Risks relating to this offering and our common stock

There may be future dilution of our common stock or other equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of our common stock or securities convertible into or exchangeable for our common stock except as described under “Underwriting—No Sales of Similar Securities”. If we issue additional shares of our common stock or convertible or exchangeable securities, it may adversely affect the market price of our common stock. Our certificate of incorporation authorizes our Board of Directors to issue up to 500,000,000 shares of our common stock, par value $0.01 per share, and up to 25,000,000 shares of our preferred stock, par value $0.01 per share. As of March 3, 2011, we had outstanding 170,451,967 shares of our common stock and no preferred stock.

The market price of our common stock may be volatile or may decline.

The market price of our common stock has historically experienced and continues to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. Any of the following factors could affect the price of our common stock:

•	our operating and financial performance and prospects;

•	demand for crude oil and natural gas;

•	adjustments to our reserve estimates and differences between actual and estimated production, revenue and expenditures;

•	changes in crude oil and natural gas prices;

•	competition from other crude oil and natural gas companies;

•	governmental regulations and environmental risks;

•	general market, political and economic conditions, including fluctuations in commodity prices;

•	our failure to meet financial analysts’ performance expectations;

•	changes in recommendations by financial analysts;

•	changes in market valuations of other companies in our industry; and

•	sales of our common stock by us, Harold G. Hamm, our Chairman, Chief Executive Officer and principal shareholder, or other shareholders, or the perception that such sales may occur.

Many of the risks described herein and elsewhere in “Risk Factors” in the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement also could materially and adversely affect our share price.

We are able to issue shares of preferred stock with greater rights than our common stock.

Our certificate of incorporation authorizes our Board of Directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our shareholders. Any preferred stock that is issued may rank ahead of our common stock in terms of dividends, liquidation rights or voting rights. If we issue preferred stock, it may adversely affect the market price of our common stock.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $599.2 million, after deducting the underwriting discount and estimated offering expenses. If the underwriters exercise their overallotment option in full, our net proceeds will be approximately $697.4 million, after deducting the underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling shareholders.

We intend to use a portion of the net proceeds from the sale of shares of our common stock by us to repay all amounts outstanding under our $750.0 million revolving credit facility, which had a balance of $155.0 million as of March 3, 2011. Our revolving credit facility matures in July 2015, and the average interest rate paid on amounts outstanding under our revolving credit facility for the year ended December 31, 2010 was 2.73%. Affiliates of certain of the underwriters are lenders under our revolving credit facility and, accordingly, will receive a portion of our net proceeds from this offering. See “Underwriting—Other Relationships.”

We intend to use the remaining net proceeds to us from this offering to accelerate our multi-year drilling program by funding our increased 2011 capital budget.

CAPITALIZATION

The following table shows our capitalization as of December 31, 2010 on (1) an actual basis and (2) on an as adjusted basis to reflect the completion of this offering and the application of the estimated net proceeds from this offering as described under “Use of Proceeds”.

You should read this information in conjunction with “Item 8. Financial Statements and Supplementary Data” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2010, which we incorporate by reference in this prospectus supplement.

	December 31, 2010
	Historical	As Adjusted
	(In thousands)
Cash and cash equivalents (1)	$7,916	$577,093

Debt:
Revolving Credit Facility (1)	$30,000	$—
8 1/4% Senior Notes due 2019 (2)	297,696	297,696
7 3/8% Senior Notes due 2020 (3)	198,295	198,295
7 1/8% Senior Notes due 2021	400,000	400,000

Total debt	925,991	895,991
Shareholders’ equity	1,208,155	1,807,332

Total capitalization	$2,134,146	$2,703,323

(1)	As of March 3, 2011 we had $155.0 million of outstanding borrowings under our revolving credit facility, all of which is expected to be repaid with the net proceeds from this offering. As a result, cash and cash equivalents would be reduced by an additional $125.0 million.
(2)	The $300 million in aggregate principal amount of 8 1/4% Senior Notes due 2019 are recorded at their discounted amount, with the discount to be amortized over the life of the notes.
(3)	The $200 million in aggregate principal amount of 7 3/8% Senior Notes due 2020 are recorded at their discounted amount, with the discount to be amortized over the life of the notes.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “CLR.” As of March 3, 2011 there were 170,451,967 shares of our common stock outstanding, and there were 66 holders of record. On March 3, 2011 the last reported sale price of our common stock on the New York Stock Exchange was $69.41 per share.

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock, as reported on the New York Stock Exchange:

	Price Range
	High	Low
Year Ended December 31, 2011
First Quarter (through March 3, 2011)	$71.38	$56.55
Year Ended December 31, 2010
Fourth Quarter	$59.98	$45.00
Third Quarter	$48.65	$38.23
Second Quarter	$52.53	$39.35
First Quarter	$46.18	$36.27
Year Ended December 31, 2009
Fourth Quarter	$47.27	$36.25
Third Quarter	$44.31	$22.33
Second Quarter	$34.41	$20.00
First Quarter	$26.97	$13.84

We did not pay any cash dividends in the periods reflected in the table above. We do not anticipate paying cash dividends on our common stock in the foreseeable future.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences to Non-U.S. Holders with respect to the acquisition, ownership and disposition of our common stock. In general, a “Non-U.S. Holder” for purposes of this discussion is any beneficial owner of our common stock other than the following:

•

an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or meets the “substantial presence” test under Section 7701(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);

•

a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	a partnership (or an entity treated as a partnership for U.S. federal income tax purposes);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons can control all substantial decisions of the trust, or if the trust has a valid election to be treated as a U.S. person pursuant to the applicable Treasury Regulations.

This discussion is based on current provisions of the Code, final, temporary and proposed Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service (the “IRS”) and all other applicable administrative and judicial authorities, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation or any aspects of state, local, federal estate or non-U.S. taxation, nor does it consider any specific facts or circumstances that may apply to particular Non-U.S. Holders that may be subject to special treatment under the U.S. federal income tax laws including, but not limited to, insurance companies, real estate investment trusts, regulated investment companies, persons holding our common stock as part of a hedging or conversion transaction or a straddle or other risk-reduction transaction, tax-exempt organizations, pass-through entities, banks or financial institutions, brokers, dealers in securities and U.S. expatriates. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This discussion assumes that the Non-U.S. Holder will hold our common stock as a capital asset, which generally is property held for investment.

Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state and local, and non-U.S. income, estate and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Dividends

In general, distributions on our common stock made to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and will be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. Under applicable Treasury regulations, a Non-U.S. Holder will be required to satisfy certain certification requirements, generally on IRS Form W-8BEN, or any successor form, directly or through an intermediary, in order to claim a reduced rate of withholding under an applicable income tax treaty. Special certification and other requirements apply to certain Non-U.S. Holders that act as intermediaries. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by filing an appropriate claim for refund with the IRS. Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and thereafter as gain subject to the treatment described below under “—Gain on Sale or Other Disposition of Common Stock.”

Dividends that are effectively connected with a U.S. trade or business (and, where an income tax treaty applies, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. withholding tax if the Non-U.S. Holder files the properly completed required forms, including IRS Form W-8ECI, or any successor form, with the payor of the dividend (or other applicable withholding agent), but instead generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a resident of the U.S. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty, on its “effectively connected earnings and profits,” subject to adjustments.

Gain on Sale or Other Disposition of Common Stock

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Non-U.S Holder’s shares of common stock unless:

•

the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the U.S. (and, where an income tax treaty applies, is attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

•

the Non-U.S. Holder is an individual who holds shares of common stock as capital assets and is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes during specified periods.

A Non-U.S. Holder to which the first or third bullet points above apply will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and, if the first bullet point above applies and the Non-U.S. Holder is a corporation, may be subject to an additional branch profits tax. A Non-U.S. Holder described in the second bullet point above will be subject to a 30% tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses.

Because of the oil and natural gas properties and other real property assets we own, we believe that we currently are, and expect to remain for the foreseeable future, a “U.S. real property holding corporation.” However, so long as our common stock is “regularly traded on an established securities market,” a Non-U.S. Holder will be subject to U.S. federal net income tax on a disposition of our common stock only if the Non-U.S. Holder actually or constructively holds or held (at anytime during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock. If our common stock is not considered to be so traded, all Non-U.S. Holders would be subject to U.S. federal net income tax on disposition of our common stock, and a 10% withholding tax would apply to the gross proceeds from the sale of our common stock by a Non-U.S. Holder.

You should consult your own tax advisor regarding our possible status as a U.S. real property holding corporation and its possible consequences in your particular circumstances.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under income tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies as to its foreign status, which certification generally may be made on IRS Form W-8BEN.

Proceeds from the disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will be subject to information reporting and backup withholding, currently at a rate of 28% of the gross proceeds, unless the Non-U.S. Holder certifies to the payor under penalties of perjury as to, among other things, its address and status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the U.S. by or through a non-U.S. office. However, if the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person who derives 50% or more of its gross income for specified periods from the conduct of a U.S. trade or business, specified U.S. branches of foreign banks or insurance companies or a foreign partnership with various connections to the U.S., information reporting, but not backup withholding, will apply unless:

•	the broker has documentary evidence in its files that the holder is a Non-U.S Holder and certain other conditions are met; or

•	the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld is applied as a credit to the U.S. federal income tax liability of persons subject to backup withholding. If backup withholding results in an overpayment of U.S. federal income taxes, a refund may be obtained, provided the required documents are timely filed with the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-U.S. Holders. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

SELLING SHAREHOLDERS

The table below presents information regarding the selling shareholders and the shares that the selling shareholders are offering under this prospectus supplement. Unless otherwise indicated, beneficial ownership is calculated based on 170,451,967 shares of our common stock outstanding as of March 3, 2011. The number of shares in the column “Shares of Common Stock Offered by this Prospectus Supplement” represents all of the shares that the selling shareholders are offering under this prospectus supplement. The column “Shares of Common Stock Beneficially Owned after Offering” reflects the beneficial ownership of the selling shareholders after giving effect to this offering.

Within the last three years, Harold G. Hamm, the sole beneficiary of the Harold G. Hamm Revocable Inter Vivos Trust, which is one of the selling shareholders, has served as our Chief Executive Officer and the Chairman of our Board of Directors. For a description of Mr. Hamm’s positions and offices at Continental Resources, Inc. and the material relationship between Mr. Hamm and us and our predecessors and affiliates, please see “Executive Compensation and Other Information” and “Certain Relationships and Related Party Transactions” in our proxy statement on Schedule 14A for our 2010 annual meeting of shareholders, which was filed with the SEC on April 13, 2010, and which is incorporated by reference herein.

The address of each selling shareholder is c/o Continental Resources, Inc., 302 N. Independence, Suite 1500, Enid, Oklahoma 73701.

	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Offered by this Prospectus Supplement	Shares of Common Stock Beneficially Owned after Offering
Beneficial owner	Number	Percent		Number	Percent

Harold G. Hamm Revocable Inter Vivos Trust(1)	123,750,708	72.6%	750,000	123,000,708	68.5

Harold Hamm DST Trust(2)	8,828,087	5.2%	48,000	8,780,087	4.9

Harold Hamm HJ Trust(3)	5,899,414	3.5%	32,000	5,867,414	3.3

(1)	Mr. Harold Hamm is both the trustee and sole beneficiary of the Harold G. Hamm Revocable Inter Vivos Trust.
(2)	Bert H. Mackie and H. Thomas Hamm are co-trustees of the Harold Hamm DST Trust. Mr. Mackie has shared beneficial ownership of 8,828,087 shares held in trust as trustee of irrevocable trusts established for the benefit of the children of Mr. Harold Hamm.
(3)	Bert H. Mackie and Jane E. Hamm are co-trustees of the Harold Hamm HJ Trust. Mr. Mackie has shared beneficial ownership of 5,899,414 shares held in trust as trustee of irrevocable trusts established for the benefit of the children of Mr. Harold Hamm.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us, the selling shareholders and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the aggregate number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,500,000
J.P. Morgan Securities LLC	2,500,000
BBVA Securities Inc.	250,000
BNP Paribas Securities Corp.	250,000
Capital One Southcoast, Inc.	250,000
Howard Weil Incorporated	250,000
Jefferies & Company, Inc.	250,000
Mitsubishi UFJ Securities (USA), Inc.	250,000
Morgan Keegan & Company, Inc.	250,000
Piper Jaffray & Co.	250,000
RBS Securities Inc.	250,000
Raymond James & Associates, Inc.	250,000
Simmons & Company International	250,000
UBS Securities LLC	250,000

Total	10,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $1.53 per share.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$68.00	$680,000,000	$782,000,000
Underwriting discount paid by us and the selling shareholders	$2.55	$25,500,000	$29,325,000
Proceeds, before expenses, to us	$65.45	$600,176,500	$698,351,500
Proceeds, before expenses, to the selling shareholders	$65.45	$54,323,500	$54,323,500

The expenses of the offering, not including the underwriting discount, are estimated at $1,000,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to 1,500,000 additional shares from us at the public offering price, less the underwriting discount. The selling shareholders will not participate in any exercise of the overallotment option. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares from us proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, Mr. Harold G. Hamm and the selling shareholders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC. Specifically, we, Mr. Hamm and the selling shareholders have agreed not to directly or indirectly

•

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock,

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, or

•	make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock,

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

With respect to us, these restrictions do not apply to:

•	the sale of shares to the underwriters;

•

the issuance of any options or other securities pursuant to transactions relating to existing director or employee stock option plans that are disclosed in this prospectus supplement or any shares of common stock issued upon the exercise of outstanding options or other securities granted under such existing director or employee stock option plans that are disclosed in this prospectus supplement, provided that such newly granted options and/or securities shall not vest during the 60-day restricted period; and

•

the issuance of shares of common stock to one or more counterparties in connection with the consummation of a strategic partnership, joint venture, collaboration, merger or the acquisition or license of any assets, business products or technology, provided that the total aggregate number of shares of common stock issued shall not exceed five percent (5%) of the total shares of common stock outstanding immediately following the closing of this offering and any recipients of such shares agree to the restrictions described in the immediately preceding paragraph.

With respect to Mr. Hamm and the selling shareholders, these restrictions do not apply to:

•	the sale of shares to the underwriters;

•

transfers of shares of common stock as a bona fide gift or gifts, provided that no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 60-day restricted period); and

•

the entry into any new, or the renewal or amendment of any existing, Rule 10b5-1 trading plan, provided that no shares of common stock shall be scheduled for sale thereunder during the 60-day restricted period and no public announcement or filing under the Exchange Act regarding such entry, renewal or amendment shall be required of or voluntarily made by us or by or on behalf of the selling shareholders.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “CLR.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

We, the selling shareholders and the underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, we, the selling shareholders and the underwriters make no representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectus supplements by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus supplement in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus supplement.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates or the selling shareholders. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of certain of the underwriters are lenders under our revolving credit facility and, accordingly, will receive a portion of our net proceeds from this offering.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of shares may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement . The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Conner & Winters, LLP, Tulsa, Oklahoma. Certain other legal matters will be passed upon for us and the selling shareholders by Latham & Watkins LLP, Houston, Texas. Certain legal matters with respect to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York. Latham & Watkins LLP and Davis Polk & Wardwell LLP will rely upon Conner & Winters, LLP as to all matters of Oklahoma law.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus supplement and elsewhere in the accompanying prospectus have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Estimates of the crude oil and natural gas reserves of Continental Resources, Inc. and related future net cash flows and the present values thereof as of December 31, 2008, 2009 and 2010 incorporated by reference herein and in the accompanying prospectus were based primarily upon reserve reports prepared by Ryder Scott Company, L.P., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information we incorporate by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding information deemed to be furnished and not filed with the SEC) after the date of this prospectus supplement. The documents we incorporate by reference are (file no. 001-32886):

•	our annual report on Form 10-K for the year ended December 31, 2010;

•

our definitive proxy statement on Schedule 14A filed with the SEC on April 13, 2010 (only those parts incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2009); and

•	the description of our common stock set forth in the registration statement on Form 8-A filed with the SEC on May 19, 2006.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement has been delivered, upon written or oral request, a copy of any or all of the documents we incorporate by reference in this prospectus supplement, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus supplement incorporates. You may request copies by visiting our website at http://www.contres.com, or by writing or telephoning us at the following address:

Continental Resources, Inc.

Attention: Corporate Secretary

302 North Independence, Suite 1500

Enid, Oklahoma 73701

(580) 233-8955

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement shall be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes that statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

PROSPECTUS

Senior Debt Securities

Subordinated Debt Securities

Preferred Stock

Common Stock

We may offer from time to time senior debt securities, subordinated debt securities, preferred stock and common stock. Our subsidiaries may guarantee the senior or subordinated debt securities offered by this prospectus.

We will provide additional terms of our securities in one or more prospectus supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities.

The securities may be offered directly by us or by any selling security holder, through agents designated from time to time by us or to or through underwriters or dealers. If any agents, dealers or underwriters are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections entitled “About This Prospectus” and “Plan of Distribution” for more information.

Our common stock is listed on the New York Stock Exchange under the symbol “CLR.”

You should consider carefully “Risk Factors” on page 1 before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 16, 2010.

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any written communication from us or any underwriter specifying the final terms of a particular offering. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus, any prospectus supplement or any written communication from us or any underwriter specifying the final terms of a particular offering is accurate as of any date other than the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the documents incorporated by reference. We are not making an offer to sell in any jurisdiction in which the offer is not permitted. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a “shelf” registration process. Using this process, we may offer the securities described in this prospectus in one or more offerings. In addition, selling security holders to be named in a prospectus supplement may sell certain of our securities from time to time. This prospectus provides you with a general description of the securities we may offer.

Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement together with the information contained in the documents we refer to under the heading “Incorporation by Reference.”

As used in this prospectus, “we,” “us” and “our” and similar terms mean Continental Resources, Inc. and its subsidiaries, unless the context indicates otherwise.

i

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-732-0330. The SEC also maintains a website that contains information we file electronically with the SEC at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC’s public reference room or through its website.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it, which means that we can disclose important information to you by referring you to other documents. The information we incorporate by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede that information. Any information so updated or superseded will not be deemed, except as so updated or superseded, to be a part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding information deemed to be furnished and not filed with the SEC) after the date of this prospectus. The documents we incorporate by reference are (file no. 001-32886):

•	our annual report on Form 10-K for the year ended December 31, 2009;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2010;

•

our current reports on Form 8-K, filed with the SEC on January 6, 2010 (excluding information deemed to be furnished and not filed with the SEC), January 8, 2010, January 19, 2010, January 25, 2010, March 30, 2010 (excluding information deemed to be furnished and not filed with the SEC), April 5, 2010, April 7, 2010, May 28, 2010 and July 7, 2010;

•

our definitive proxy statement on Schedule 14A filed with the SEC on April 13, 2010 (only those parts incorporated by reference in our Annual Report in Form 10-K for the year ended December 31, 2009); and

•	the description of our common stock set forth in the registration statement on Form 8-A filed with the SEC on May 19, 2006.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by visiting our website at http://www.contres.com, or by writing or telephoning us at the following address:

Continental Resources, Inc.

Attention: Corporate Secretary

302 N. Independence, Suite 1500

Enid, Oklahoma 73701

(580) 233-8955

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ABOUT US

We are an independent oil and natural gas exploration and production company with operations primarily in the North, South and East regions of the United States. For additional information about our business, operations and financial results, please read the documents listed under “Incorporation By Reference.”

Our principal executive offices are located at 302 N. Independence, Enid, Oklahoma 73701, and our telephone number at that address is (580) 233-8955.

RISK FACTORS

Our business is influenced by many factors that are difficult to predict and that involve uncertainties that may materially affect actual operating results, cash flows and financial condition. These risk factors include those described as such in “Item 1A. Risk Factors” of our most recent Form 10-K and subsequent Form 10-Qs, where applicable, and other documents that are incorporated by reference in this prospectus, and could include additional uncertainties not presently known to us or that we currently do not consider material. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

The information in this prospectus, including information in documents incorporated by reference, includes “forward looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical fact included or incorporated by reference in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “may,” “will,” “should,” “seek,” “approximately,” “plans” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain such identifying words. These forward looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). When considering forward looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this prospectus, and the risk factors and other cautionary statements described in “Item 1A. Risk Factors” of our most recent Form 10-K and subsequent Form 10-Qs, where applicable, all of which are incorporated by reference in this prospectus.

These forward looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events. Without limiting the generality of the foregoing, certain statements incorporated by reference or included in this prospectus constitute forward looking statements.

Forward looking statements may include statements about our:

•	business strategy;

•	reserves;

•	technology;

•	financial strategy;

•	crude oil and natural gas realized prices;

•	timing and amount of future production of crude oil and natural gas;

•	the amount, nature and timing of capital expenditures;

•	drilling of wells;

•	competition and government regulations;

•	marketing of crude oil and natural gas;

•	exploitation or property acquisitions;

•	costs of exploiting and developing our properties and conducting other operations;

•	general economic conditions;

•	credit markets;

•	liquidity and access to capital;

•	uncertainty regarding our future operating results; and

•	plans, objectives, expectations and intentions contained in this prospectus or in the documents incorporated by reference herein that are not historical.

We caution you that these forward looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, and sale of crude oil and natural gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating crude oil and natural gas reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, the effects of our indebtedness, which could adversely restrict our ability to operate and could have other adverse consequences, the effects of competition, the success of our derivative activities, our ownership structure and general economic, market or business conditions, and the other risks described in “Item 1A. Risk Factors” of our most recent Form 10-K and subsequent Form 10-Qs, where applicable.

Reserve engineering is a process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data, and price and cost assumptions made by reservoir engineers. In addition, the results of drilling, testing, and production activities may justify revisions of estimates that were made previously. If significant, such revisions could change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of crude oil and natural gas that are ultimately recovered.

Should one or more of the risks or uncertainties described or incorporated by reference in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward looking statements.

All forward looking statements, expressed or implied, included in this prospectus, or in the documents incorporated by reference in this prospectus, are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. Please read “Incorporation by Reference.”

USE OF PROCEEDS

Unless specified otherwise in the applicable prospectus supplement, we expect to use the net proceeds we receive from the sale of the securities offered by this prospectus and any accompanying prospectus supplement for general corporate purposes, which may include, among other things:

•	funding working capital requirements;

•	capital expenditures;

•	repayment or refinancing of indebtedness;

•	repurchases and redemptions of securities; and

•	acquisitions.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in a prospectus supplement. Pending any specific application, we may initially invest proceeds in short-term marketable securities. We will not receive any of the proceeds from the sale of securities offered by any selling security holder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Year Ended December 31,					Three Months Ended, March 31, 2010
	2005	2006	2007	2008	2009
Ratio of earnings to fixed charges	14.74x	23.37x	23.94x	43.54x	5.74x	14.83x

We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before income taxes and non-controlling interest plus fixed charges exclusive of capitalized interest. “Fixed charges” consist of interest, whether expensed or capitalized, amortization of capitalized expenses relating to indebtedness and an estimate of the portion of annual rental expense on operating leases that represents the interest factor.

We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES

The debt securities covered by this prospectus will be our general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. Subject to compliance with our revolving credit agreements and the indentures related to our outstanding senior notes, we will issue senior debt securities under a separate indenture to be entered into between us and a trustee that we will name in the prospectus supplement (the “senior indenture”) and subordinated debt securities under a separate indenture to be entered into between us and a trustee that we will name in the prospectus supplement (the “subordinated indenture”). In this description, we sometimes call the senior indenture and the subordinated indenture the “indentures.”

We have summarized the provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed the forms of the indentures with the SEC as exhibits to this registration statement, and we will include the applicable final indenture and any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. Please read “Incorporation by Reference.”

In this summary description of the debt securities, all references to “Continental,” “us,” we” or “our” mean Continental Resources, Inc. only, unless we state otherwise or the context clearly indicates otherwise.

General

The senior debt securities will constitute senior debt and will rank equally with all our unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a junior position to, any senior debt securities and all our other senior debt. The indentures will not limit the amount of debt we may issue under the indentures, and, unless we inform you otherwise in the prospectus supplement, they will not limit the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

Unless we inform you otherwise in the prospectus supplement, the indentures and the debt securities will not contain:

•	any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction; or

•

provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating resulting from a takeover, recapitalization or similar restructuring or otherwise.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities prior to maturity;

•	the dates on which, the price at which and the conditions (if any) under which we will repurchase debt securities at the option of the holders or the holders of debt securities;

•	the denominations in which we may issue the debt securities;

•

whether payments on the debt securities will be payable in foreign currency or currency units or another form, and whether payments on the debt securities will be payable by reference to any index or formula;

•	the portion of the principal amount of the debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants this prospectus describes;

•	any restrictions or other provisions relating to the transfer or exchange of the debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities issued by us; and

•	any other terms of the debt securities, whether in addition to, or by modification or deletion of, the terms described herein.

We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. Those debt securities may bear no interest or may bear interest at a rate that at the time of issuance is below market rates.

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal, interest or any premium on the subordinated debt securities if:

•	we fail to pay the principal of, premium, if any, interest or any other amounts on any Senior Debt when due; or

•

we default in performing any other covenant (a “covenant default”) in any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.

Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from making payments on the subordinated debt securities only for up to 179 days after holders of the Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.

The subordination provisions will not affect our obligation, which will be absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the subordinated debt securities. In addition, the subordination provisions will not prevent the occurrence of any default under the subordinated indenture.

Unless we inform you otherwise in the prospectus supplement, the subordinated indenture will not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we became insolvent, holders of subordinated debt securities may receive less on a proportionate basis than our other creditors.

Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all notes or other indebtedness, including guarantees, of Continental for money borrowed and similar obligations, unless the terms of such indebtedness state that it is not senior to the subordinated debt securities or our other junior debt.

Subsidiary Guarantees

If specified in the prospectus supplement, our subsidiaries may guarantee our obligations relating to our debt securities issued under this prospectus. The specific terms and provisions of each subsidiary guarantee, including any provisions relating to the subordination of any subsidiary guarantee, will be described in the applicable prospectus supplement. The obligations of each subsidiary guarantor under its subsidiary guarantee will be limited as necessary to seek to prevent that subsidiary guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law.

Consolidation, Merger and Sale of Assets

The indentures generally will permit a consolidation or merger between us and another entity. They also will permit the sale by us of our assets substantially as an entirety. The indentures will provide, however, that we may consolidate with another entity to form a new entity or merge into any other entity or transfer or dispose of our assets substantially as an entirety to any other entity only if:

•

the resulting or surviving entity assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the applicable indenture and the debt securities;

•	immediately after giving effect to the transaction, no default or event of default would occur and be continuing; and

•	we deliver an officer’s certificate and opinion of counsel stating that such transaction complies with the indenture.

Events of Default

Unless we inform you otherwise in the prospectus supplement, the following will be events of default with respect to a series of debt securities:

•	our failure to pay interest or any required additional amounts on any debt securities of that series for 30 days;

•	our failure to pay principal of or any premium on any debt securities of that series when due;

•	our failure to deposit any mandatory sinking fund payment for that series of debt securities when due for 30 days;

•

our failure to comply with any of our covenants or agreements in the debt securities of that series or the applicable indenture, other than an agreement or covenant that we have included in that indenture solely for the benefit of other series of debt securities, for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving our bankruptcy, insolvency or reorganization; and

•	any other event of default provided for that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interest of the holders of the debt securities.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default, or, in some cases, 25% in principal amount of all senior debt securities or subordinated debt securities affected, voting as one class, may declare the principal of and all accrued and all unpaid interest on those debt securities to be immediately due and payable. If an event of default relating to events of bankruptcy, insolvency or reorganization occurs, the principal of and all accrued and unpaid interest on all debt securities will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default, or of all senior debt securities or subordinated debt securities affected, voting as one class, may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default under either of the indentures may give rise to cross defaults on our other indebtedness.

A holder of a debt security of any series will be able to pursue any remedy under the applicable indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holder or holders offer to the trustee indemnity reasonably satisfactory to it;

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision will not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series, or of all debt securities affected, voting as one class, will be able to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the applicable trustee; and

•	exercising any trust or power conferred on the applicable trustee not relating to or arising under an event of default.

Each indenture will require us to file with the trustee each year a written statement as to our compliance with the covenants contained in that indenture.

Modification and Waiver

We may amend or supplement either indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the applicable indenture and affected by the amendment or supplement, acting as one class, consent to it. Without the consent of the holder of each debt security affected, however, no amendment or supplement may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on any debt security;

•	reduce the principal of, premium on or any mandatory sinking fund payment for any debt security;

•	change the stated maturity of any debt security;

•	reduce any premium payable on the redemption of any debt security or change the time at which any debt security may or must be redeemed;

•	change any obligation to pay additional amounts on any debt security;

•	make the payments on any debt security payable in any currency or currency unit other than as the debt security originally states;

•	impair the holder’s right to institute suit for the enforcement of any payment on any debt security;

•

make any change in the percentage of principal amount of debt securities necessary to waive compliance with specified provisions of the applicable indenture or to make any change in the applicable indenture’s provisions for modification;

•	waive a continuing default or event of default regarding any payment on any debt security; or

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security.

We and the applicable trustee may agree to amend or supplement either indenture or waive any provision of either indenture without the consent of any holders of debt securities in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for or add guarantees of any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series in any material respect;

•

to facilitate the defeasance or discharge of any series of debt securities if that change does not adversely affect the holders of debt securities of that series or any other series under the indenture in any material respect; and

•	to provide for the acceptance of a successor or another trustee.

The holders of a majority in principal amount of the outstanding debt securities of any series, or of all senior debt securities or subordinated debt securities affected, voting as one class, may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

The consent of the holders is not necessary under either indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under an indenture becomes effective, we are required to mail to the holders of debt securities thereunder a notice briefly describing such amendment. However, the failure to give such notice to all such holders, or any defect therein, will not impair or affect the validity of the amendment.

Discharge and Defeasance

We will be discharged from all obligations under the applicable indenture with respect to any series of debt securities, except for surviving obligations relating to any conversion rights and to register the transfer or exchange of the debt securities, if:

•	all debt securities of the series previously authenticated and delivered under the relevant indenture have been delivered to the indenture trustee for cancellation; or

•

all debt securities of that series have become due and payable or will become due and payable within one year, at maturity or by redemption, and we irrevocably deposit with the applicable trustee funds or government securities sufficient in the opinion of a nationally recognized firm of independent public accountants to make payments on the debt securities of that series on the dates those payments are due.

To exercise our right to be discharged, we must deliver to the applicable trustee an opinion of counsel and an officers’ certificate stating that all conditions precedent to the satisfaction and discharge of the applicable indenture have been complied with.

In addition to our right of discharge described above, we may deposit with the applicable trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”); or

•

we will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive (“covenant defeasance”).

If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for our obligations to:

•	register the transfer or exchange of debt securities;

•	replace stolen, lost or mutilated debt securities; and

•	maintain paying agencies and hold moneys for payment in trust.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the applicable trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for United States federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based on a ruling from the United States Internal Revenue Service or a change in law to that effect.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Trustee

If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

Each indenture will limit the right of the trustee, if it becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

Form, Exchange, Registration and Transfer

We will issue the debt securities in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue under that indenture. If the prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent.

In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security:

•	during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

•	if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder’s registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.

Book-Entry Debt Securities

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, we are authorized to issue up to 500,000,000 shares of common stock, $.01 par value per share, and 25,000,000 shares of preferred stock, $.01 par value per share.

Common Stock

As of July 15, 2010, we had 169,959,944 shares of common stock outstanding, all of which is voting common stock.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election.

Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of us, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Our common stock is listed on the New York Stock Exchange under the symbol “CLR.”

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of us.

Limitations on Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by the Oklahoma General Corporation Act (the “OGCA”); and

•	any transaction from which the director derived any improper personal benefit.

This provision of our amended and restated certificate of incorporation eliminates our right and the rights of our shareholders to recover monetary damages against a director for breach of the director’s fiduciary duty of care, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any shareholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Our amended and restated bylaws also provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us.

Our amended and restated bylaws also provide that:

•	we will be required to indemnify our directors and officers to the fullest extent permitted by Oklahoma law;

•

we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our amended and restated bylaws or agreements to which we are a party; and

•	we will be required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by law.

We also have entered into indemnification agreements with each of our directors and officers to give them additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections.

Anti-takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and of Oklahoma Law

Our amended and restated certificate of incorporation and amended and restated bylaws contain the following additional provisions, some of which are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, some provisions of the OGCA, if applicable to us, may hinder or delay an attempted takeover without prior approval of our board of directors.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and of the OGCA could discourage attempts to acquire us or remove incumbent management. These provisions could, therefore, prevent shareholders from receiving a premium over the market price for the shares of common stock they hold.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws divide our board of directors into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for shareholders to change the composition of our board. Our amended and restated certificate of incorporation and amended and restated bylaws also provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board.

Filling Board of Directors Vacancies; Removal. Our amended and restated certificate of incorporation provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors or any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, may be filled by the affirmative vote of a majority of our directors then in office, though less than a quorum. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, for so long as Harold G. Hamm, our Chairman, Chief Executive Officer and principal shareholder, and his affiliates own 50% or more of our outstanding shares of common stock, directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of our outstanding shares of common stock. However, from and after the date on which Mr. Hamm and his affiliates cease to own 50% or more of our outstanding shares of common stock, directors may be removed only for cause by the affirmative vote of the holders of a majority of our outstanding shares of common stock.

Shareholder Action by Written Consent. Our amended and restated certificate of incorporation provides that, for so long as Mr. Hamm and his affiliates own 50% or more of our outstanding shares of capital stock entitled to vote in the election of directors, any action required or permitted to be taken by our shareholders may be taken at a duly called meeting of shareholders or by the written consent of shareholders owning the minimum number of shares required to approve the action. However, from and after the date on which Mr. Hamm and his affiliates cease to own 50% or more of our outstanding shares of common stock, shareholders will not be permitted to act by written consent.

Call of Special Meetings. Our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of our shareholders may be called at any time by the board of directors acting pursuant to a resolution adopted by the board and may not be called by the shareholders.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our amended and restated bylaws provide that shareholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. With respect to the nomination of directors, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices (i) with respect to an election of directors to be held at an annual meeting of shareholders, not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company and (ii) with respect to an election of directors to be held at a special meeting of shareholders, not earlier than 90 days prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement of the date of the special meeting is first made. With respect to other business to be brought before an annual meeting of shareholders, to be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not later than 90 days nor more than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of shareholders of the company. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting of shareholders or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

No Cumulative Voting. Under cumulative voting, a minority shareholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. The OGCA provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Authorized but Unissued Shares. Our amended and restated certificate of incorporation provides that authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to various limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Pursuant to the OGCA, our amended and restated certificate of incorporation may not be repealed or amended, in whole or in part, without the approval of the holders of at least a majority of the outstanding shares of our capital stock. In addition, after such time as Mr. Hamm and his affiliates cease to own 50% or more of our outstanding shares of capital stock entitled to vote in the election of directors, the provision of our amended and restated certificate of incorporation relating to the classification of our board of directors may not be repealed or amended without the approval of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote in the election of directors.

Our amended and restated certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our amended and restated bylaws can be amended by either our board of directors or, as long as Mr. Hamm and his affiliates own 50% or more of our outstanding shares of capital stock entitled to vote in the election of directors, the affirmative vote of the holders of at least a majority of the outstanding shares of our capital stock entitled to vote in the election of directors.

Oklahoma Business Combination Statute. Under the terms of our amended and restated certificate of incorporation and as permitted under the OCGA, we have elected not to be subject to Section 1090.3 of the OGCA, Oklahoma’s anti-takeover law. In general this section prevents an “interested shareholder” from engaging in a “business combination” with us for three years following the date the person became an interested shareholder, unless:

•

prior to the date the person became an interested shareholder, our board of directors approved the transaction in which the interested shareholder became an interested shareholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested shareholder becoming an interested shareholder, the interested shareholder owns stock having at least 85% of all voting power at the time the transaction commenced, excluding stock held by our directors who are also officers and stock held by certain employee stock plans; or

•

on or subsequent to the date of the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at a meeting of shareholders by the affirmative vote of the holders of two-thirds of all voting power not attributable to shares owned by the interested shareholder.

An “interested shareholder” is defined, generally, as any person that owns stock having 15% or more of all of our voting power, any person that is an affiliate or associate of us and owned stock having 15% or more of all of our voting power at any time within the three-year period prior to the time of determination of interested shareholder status, and any affiliate or associate of such person.

A “business combination” includes:

•	any merger or consolidation involving us and an interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an interested shareholder of 10% or more of our assets;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by us of any of our stock to an interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series or voting power owned by the interested shareholder;

•	the receipt by an interested shareholder of any loans, guarantees, pledges or other financial benefits provided by or through us; or

•	any share acquisition by the interested shareholder pursuant to Section 1090.1 of the OGCA.

Because we opted out of the Oklahoma anti-takeover law, any interested shareholder can pursue a business combination transaction that is not approved by our board of directors.

Oklahoma Control Share Statute. Under the terms of our amended and restated certificate of incorporation and as permitted under the OGCA, we have elected not to be subject to Sections 1145 through 1155 of the OGCA, Oklahoma’s control share acquisition statute. In general, Section 1145 of the OGCA defines “control shares” as our issued and outstanding shares that, in the absence of the Oklahoma control share statute, would have voting power, when added to all of our other shares that are owned, directly or beneficially, by an acquiring person or over which the acquiring person has the ability to exercise voting power, that would entitle the acquiring person, immediately after the acquisition of the shares to exercise, or direct the exercise of, such voting power in the election of directors within any of the following ranges of voting power:

•	one-fifth (1/5) or more but less than one-third (1/3) of all voting power;

•	one-third (1/3) or more but less than a majority of all voting power; or

•	a majority of all voting power.

A “control share acquisition” means the acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, “control shares.” After a control share acquisition occurs, the acquiring person is subject to limitations on the ability to vote such control shares. Specifically, Section 1149 of the OGCA provides that under most control share acquisition scenarios, “the voting power of control shares having voting power of one-fifth (1/5) or more of all voting power is reduced to zero unless the shareholders of the issuing public corporation approve a resolution according the shares the same voting rights as they had before they became control shares.” Section 1153 of the OGCA provides the procedures for obtaining shareholder consent of a resolution of an “acquiring person” to determine the voting rights to be accorded the shares acquired or to be acquired in the control share acquisition.

Because we opted out of the Oklahoma control share statute, any shareholder holding control shares has the right to vote his or its shares in full in the election of directors.

Registration Rights

We have entered into a registration rights agreement with our principal shareholder and the two trusts established for the benefit of Mr. Hamm’s children covering all of the shares of common stock owned by our principal shareholder and the trusts.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We and/or any selling security holder may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, (3) through agents or (4) a combination of any of these methods. The prospectus supplement will set forth the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds we will receive from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we and/or any selling security holder use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. The underwriters may change from time to time the public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we and/or any selling security holder use dealers in the sale of securities, we and/or any selling security holder may sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of these securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We and/or any selling security holder may sell the securities directly. In that event, no underwriters or agents would be involved. We and/or any selling security holder may also sell the securities through agents we designate from time to time. In addition, we and/or any selling security holder may offer securities through at-the-market transactions. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We and/or any selling security holder may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we and/or any selling security holder so indicate in the prospectus supplement, we and/or any selling security holder may authorize agents, underwriters or dealers to solicit offers from selected types of institutions to purchase securities from us and/or any selling security holder at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We and/or any selling security holder may have agreements with firms, agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the firms, agents, dealers or underwriters may be required to make. Such firms, agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us and/or any selling security holder in the ordinary course of their businesses.

Each series of offered securities will be a new issue, and other than our common stock, which is listed on the New York Stock Exchange, will have no established trading market. We may elect to list any series of offered securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for any of our offered securities will develop.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered under this prospectus will be passed upon for us by Donald P. Fischbach, our general counsel. Certain other legal matters will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Additional legal matters may be passed on for us, or any underwriters, dealers or agents, by counsel we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Estimates of the crude oil and natural gas reserves of Continental Resources, Inc. and related future net cash flows and the present values thereof as of December 31, 2007, 2008 and 2009 incorporated by reference herein were based in part upon reserve reports prepared by Ryder Scott Company, L.P., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

10,000,000 Shares

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

J.P. Morgan

BBVA Securities

BNP PARIBAS

Capital One Southcoast

Howard Weil Incorporated

Jefferies

Mitsubishi UFJ Securities

Morgan Keegan

Piper Jaffray

RBS

Raymond James

Simmons & Company

International

UBS Investment Bank

March 3, 2011